UNLIMITED CREATION

with Cal Barnes


UNLIMITED
CREATION

Unlimited Creation with Cal Barnes

@UnlimitedCreationShow • 5 subscribers • 19 videos

A Show about Acting, Writing, Filmmaking, Self-Development, and All Things Creativity. H ...more

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THE CATCH 22, WHY THE ULB FEATURE IS THE NEW SHORT FILM
14:23

EP. #8 'The Catch 22, Why the ULB Feature is the New Short Film'

9 views • 2 days ago


HOW FILM FINANCING WORKS
11:06

EP. #3, 'How Film Financing Works'

4 views • 8 days ago


HOW TO KNOW WHEN A MOVIE IS GOING TO 'GO'
8:14

EP. #2, 'How to Know A Movie is Going to 'Go'

8 views • 8 days ago



EP. #5 'Why Film Investors Are Inves Movie Right Now'

No views • 6 days ago

Videos


HOW TO ATTRACT FILM INVESTORS TO YOUR PROJECT
15:26

EP. #9 'How to Attract Film Investors to Your Project'

1 view • 1 day ago


THE CATCH 22, WHY THE ULB FEATURE IS THE NEW SHORT
14:23

EP. #8 'The Catch 22, Why the ULB Feature is the New Sho...

9 views • 2 days ago


IF A FILM INVESTOR OWNED JUST 1% OF OBSESSION
11:27

EP. #7 'If a Film Investor Owned Just 1% of Obsession'

15 views • 3 days ago


THE LINE BETWEEN ACTOR AND CREATOR IS BLUR
7:54

EP. #6 'The Line Between Actor and Creator is Blurring'

2 views • 5 days ago


WHY FILM INVESTORS ARE INVESTING IN OUR MOVIE RIGHT NOW
4:22

EP. #5 'Why Film Investors Are Investing in Our Movie ...

No views • 6 days ago


THE POWER OF JUST STARTING
6:37

EP. #4 'The Power of Just Starting'

7 views • 7 days ago